CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended
                             (Thousands of Dollars)


                                                SEPTEMBER            SEPTEMBER
                                                     1998                 1997
                                                ---------            ---------

Earnings
 Net Income                                      $750,768             $689,359
 Federal Income Tax                               340,991              325,970
 Federal Income Tax Deferred                       70,620               54,820
 Investment Tax Credits Deferred                   (8,740)              (8,730)
                                               ----------           ----------

    Total Earnings Before Federal Income Tax    1,153,639            1,061,419

Fixed Charges*                                    352,441              348,199
                                               ----------           ----------


    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,506,080           $1,409,618
                                               ==========           ==========




* Fixed Charges

 Interest on Long-Term Debt                      $299,387             $304,299
 Amort. of Debt Discount, Premium & Expense        13,361               11,364
 Interest on Component of Rentals                  18,346               18,301
 Other Interest                                    21,347               14,235
                                               ----------           ----------

    Total Fixed Charges                          $352,441             $348,199
                                               ==========           ==========



    Ratio of Earnings to Fixed Charges               4.27                 4.05